Regalwood Global Energy Ltd. 1001 Pennsylvania Avenue N.W. Suite 220 South Washington, D.C. 20004

November 3, 2017

VIA EDGAR Amanda Ravitz Assistant Director Office of Electronics and Machinery United States Securities and Exchange Commission Washington, D.C. 20549

Re:	Regalwood Global Energy Ltd.

Registration Statement on Form S-1

Filed October 2, 2017

File No. 333-220771

Dear Ms. Ravitz:

On behalf of Regalwood Global Energy Ltd., a Cayman Islands exempted company (the “Company,” “we” or “our”)), we hereby submit for review by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) the Company’s response to a comment letter received from the staff on October 30, 2017. For the Staff’s convenience, the Staff’s comment is listed below in bold-faced type followed by the Company’s response.

Prospectus Cover

1.	We note your disclosure that you cannot guarantee that your securities will be approved for listing on the NYSE and that you applied to have your units listed on or after the date of the prospectus. Given several features of the offered securities appear to rely to a certain extent upon such listing, including protection of the funds in the trust as well as liquidity of the trading market, clearly highlight the risks of not so listing throughout in appropriate locations, including the summary. In addition, since the listing does not appear to be a condition to completion of this offering, it does not appear appropriate to highlight NYSE listing and rules as you have done.

The Company wishes to advise the Staff that it has applied to list the units with the New York Stock Exchange (“NYSE”). The Company will know whether the NYSE has approved the Company’s listing application before the Registration Statement is effective and the Company confirms that it will file a

Amanda Ravitz

Office of Electronics and Machinery

United States Securities and Exchange Commission

November 3, 2017

pre-effective amendment to reflect applicable changes to the disclosure if the NYSE has indicated that it will not approve the Company’s application. The Company has removed the sentence from the front cover of the Registration Statement stating that the Company cannot guarantee that the securities will be listed.

Summary, page 1

2.	If you choose to highlight CIEP, the CIEP International Energy Investment Team and the Investment Committee of CIEP as key reasons to invest in this offering, please also discuss in the summary the conflicts of interest disclosed on page 25. Also, disclose if true that CIEP, the CIEP International Energy Investment Team, and the Investment Committee of CIEP and its members, do not presently have any arrangement with, or obligations or duties to you.

The Company has revised the disclosure on page 2 in response to the Staff’s comment. We note that Mr. Coburn, our President, and Mr. van Poecke, a member of our Board of Directors, are members of the CIEP Investment Committee.

Initial Business Combination, page 6

3.	Please expand the appropriate section to explain what you mean by the term “equity linked securities” mentioned in the last sentence on page 7.

The Company has revised the disclosure as requested. Please see pages 7 and 16.

Corporate Information, page 8

4.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

We have not presented any written communications, as defined in Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”), to potential investors in reliance on Section 5(d) of the Securities Act, and we have not authorized anyone to do so on our behalf. We represent to the extent that there are any such written communications that we, or anyone authorized to do so on our behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, we will supplementally provide them to the Staff. In such case, we further confirm that no copies of such written communications will be retained by potential investors.

Amanda Ravitz

Office of Electronics and Machinery

United States Securities and Exchange Commission

November 3, 2017

We are not registering the Class A ordinary shares issuable upon exercise, page 40

5.	If the holders of the securities issued in your unregistered transaction can exercise warrants while holders of warrants issued in this registered offering cannot, please disclose the risk to investors in this offering of being required to hold the warrants while insiders can exercise and sell the underlying common stock.

The Company has revised the disclosure as requested to clarify that holders of public warrants can exercise on a cashless basis even if a registration statement is not effective under the Securities Act. Please see page 41.

Management, page 97

6.	Please clarify the dates during which your officers and directors served in the cited roles. For example, it is unclear when Mr. van Poecke served as Head of the CIEP International Energy Investment Team. Also, ensure that your disclosure is reconcilable to the information in the table on pages 103-104.

The Company has revised the disclosure as requested. Please see page 99.

7.	Please ensure that the information in this section is balanced, with equally prominent explanation of transactions or entities that generated losses for investors.

We have deleted information in the Registration Statement relating to returns (page 99).

We believe the revised disclosure regarding our management is balanced and complete in all material respects.

8.	We note your disclosure that Mr. Coburn has served as a director of a special purpose acquisition company. Please provide a brief description of any acquisitions made by the company, the current trading market of the company, and benefits received by your affiliates from their association with those entities.

The Company has revised the disclosure as requested. Please see page 98. We note that the special purpose acquisition company for which Mr. Coburn serves as a director has not completed any acquisitions.

Principal Shareholders, page 107

9.	Please revise to identify the natural person or persons with voting and dispositive power over the ordinary shares held by CIEP Sponsor Ltd.

The Company has revised the disclosure to explain that no one individual has voting or dispositive power. Please see page 111.

Amanda Ravitz

Office of Electronics and Machinery

United States Securities and Exchange Commission

November 3, 2017

Certain Relationships and Related Party Transactions, page 110

10.	Please disclose your policies and procedures for review, approval or ratification of related party transactions. See Item 404(b) of Regulation S-K.

The Company has revised the disclosure as requested. Please see page 114.

Underwriting, page 140

11.	We note your disclosure in the third paragraph of this section about changing the offering price and other selling terms. If true, please revise to clarify that you are referring to changes after completion of this offering.

The Company has revised the Registration Statement to clarify that the reference to changing the offering price and other selling terms refers to changing the offering price and other selling terms after the completion of the offering. Please see page 144.

Signatures, page II-4

12.	Please have your registration statement signed by your authorized representative in the United States. See Signatures Instruction 1 to Form S-1.

The Company’s authorized representative in the United States has signed the Registration Statement.

We thank the Staff in advance for its consideration of the foregoing. Should you have any questions, please contact Christian O. Nagler, Esq., at (212) 446-4660.

Sincerely,

/s/ Brooke B. Coburn

Brooke B. Coburn President Regalwood Global Energy Ltd.

cc: Christian O. Nagler, Esq.